

January 22, 2013

Via E-mail
Jay R. Luly, Ph.D.
President and Chief Executive Officer
Enanta Pharmaceuticals, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472

> **Re:** **Enanta Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Response Letter Dated January 15, 2013**
> **File No. 333-184779**

Dear Dr. Luly:

We have reviewed your correspondence dated January 15, 2013 and have the following comments. Please respond to this letter by amending your registration statement or providing the requested information, as appropriate. If you do not believe these comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any further amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Note 14: Stock-Based Awards

Stock Option Valuation, page F-33

1. Please provide us a list of any equity issuances since the latest balance sheet date, the related fair value of the stock, and any compensation or other costs that have been recorded for those issuances. Provide additional disclosure in the filing as appropriate.

2. Please disclose in the second paragraph of your proposed disclosure the risk-adjusted discount rate and discount for the lack of marketability.

3. You have stated that you have used two valuation methods to estimate enterprise value: the guideline public company method and guideline transaction method under the market approach and the discounted future cash flow method under the income approach. Please clarify in the filing how you used the market and income methods to ultimately determine your enterprise method. Confirm to us that the methods resulted in similar valuations and if not, how you ultimately determined the enterprise valuation. For the market approach,

in which you used two methods to determine the valuation, clarify in the filing how both methods were used in determining the ultimate valuation under the market approach.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey Riedler
Assistant Director

cc: Nathaniel S. Gardiner, Esq.
Stacie S. Aarestad, Esq.
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, Massachusetts 02199